UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   John E. Pepper
   One Procter and Gamble Plaza
   OH, Cincinnati 45202
2. Issuer Name and Ticker or Trading Symbol
   The Procter and Gamble Company (PG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/6/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |9/27/ |G   |V|2750              |D  |           |610223             |D     |                           |
                           |2002  |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |914.6496 1         |I     |By Retirement Plan Trustees|
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Common Stock               |      |    | |                  |   |           |2236               |I     |By Spouse                  |
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Common Stock               |11/6/ |J   | |222750            |D  |2          |2250               |I     |Pepper Investors LP 3      |
                           |2002  |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series A Preferred Sto|4       |9/30/|A   |V|74.0821    |A  |6    |     |Common Stock|74.0821|7      |167.2248    |I  |By Retiremen|
ck                    |        | 2002|    | |           |   |     |     |            |       |       |            |   |t Plan Trust|
                      |        | 5   |    | |           |   |     |     |            |       |       |            |   |ees         |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Between 6/30/02 and 9/30/02, reporting person acquired 403.6337 shares of Common Stock under Issuer's Profit Sharing Trust and Employee Stock Ownership Plan.
2. On 11/6/02, for estate planning purposes, 99% of the partnership units of Pepper Investors LP were sold to an irrevocable trust over which reporting person has no beneficial ownership, in exchange for a note.
3. Reported securities are held by Pepper Investors LP, a partnership through which reporting person retains beneficial ownership.
4. Higher of $13.75 or market price of Common Stock.
5. Series A Preferred Stock allocated to officer's Retirement Plan Account pursuant to formula award provision for the plan year 7/1/01 through 6/30/02.
6. Shares held by Retirement Plan Trustees. If officer terminates employment and elects distribution of shares, or, if after age 50 elects alternative investment within Plan, Preferred Stock converted/redeemed at specified conversion/exercise price.
7. Series A Preferred Stock allocated to officer's Retirement Plan account pursuant to Retirement Plan provisions.